SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                             SAMUELS JEWELERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    796060101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                 with    a   copy to:
Stephen Feinberg                                 Robert G. Minion, Esq.
450 Park Avenue                                  Lowenstein Sandler PC
28th Floor                                       65 Livingston Avenue
New York, New York  10022                        Roseland, New Jersey  07068
(212) 421-2600                                   (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 2, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    796060101
--------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------

2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

           (a) Not
           (b) Applicable
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds (See Instructions): WC

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization: United States
--------------------------------------------------------------------------------

    Number of                             7) Sole Voting Power:            *
    Shares Beneficially                   8) Shared Voting Power:          *
    Owned by
    Each Reporting                        9) Sole Dispositive Power:       *
    Person With:                         10) Shared Dispositive Power:     *

--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 815,813*
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11): 16.2%*
--------------------------------------------------------------------------------

14)    Type    of    Reporting    Person    (See    Instructions):     IA,    IN
--------------------------------------------------------------------------------
*Cerberus Partners, L.P. ("Cerberus") is the holder of 158,555 shares of common stock of Samuels Jewelers, Inc. (the "Company"); Cerberus International, Ltd. ("International") is the holder of 267,710 shares of common stock of the Company; Ultra Cerberus, Ltd. ("Ultra") is the holder of 24,510 shares of common stock of the Company and certain private investment funds (the "Funds") in the aggregate are the holders of 346,275 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. Also, the Funds are the holders of warrants to purchase from the Company up to 18,763 additional shares of common stock of the Company and Stephen Feinberg possesses sole voting and investment control over such warrants and, if exercised, the shares of common stock of the Company underlying such warrants. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 815,813 shares of common stock of the Company, or 16.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share (the "Shares"), of Samuels Jewelers, Inc. (the "Company"), whose principal executive offices are located at 2914 Montopolis Drive, Austin, Texas 78741.

Item 2.   Identity and Background.


          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          On October 2, 1998, the Plan of Reorganization (the "Plan") of Barry's Jewelers, Inc. ("BJI"), the predecessor to the Company, became effective. Pursuant to the terms of the Plan, (i) former holders of BJI common stock received warrants (the "Company Warrants") entitling the holder thereof to purchase one Share for each Company Warrant issued and (ii) former holders of BJI 11% Senior Secured Notes (the "BJI Notes") received (i) Shares and (ii) the right to subscribe for additional Shares. The Funds were holders of 286,500 shares of BJI common stock in the aggregate, which had an original purchase price of approximately $781,000 in the aggregate, which resulted in the Funds receiving 18,763 Company Warrants pursuant to the Plan. Cerberus, International, Ultra and the Funds were the holders of approximately $1,669,000, $2,818,000, $258,000 and $3,645,000 principal amount of the BJI Notes, respectively, which resulted in them receiving 83,450, 140,900, 12,900 and 182,250 Shares, respectively, pursuant to the Plan. Further, pursuant to the Plan, Cerberus, International, Ultra and the Funds subscribed for 75,105, 126,810, 11,610 and 164,025 additional Shares, respectively, which had a purchase price of approximately $500,700, $845,400, $77,400 and $1,094,000, respectively. All funds used to purchase or acquire securities of the Company on behalf of Cerberus, International, Ultra and the Funds came directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities of the Company described herein is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the public filings made by the Company, as a result of the transactions effected pursuant to the Plan, as of October 2, 1998, there were issued and outstanding 5,001,800 Shares. As of such date, for the purposes of Reg. Section 240.13d-3, (i) Cerberus was the holder of 158,555 Shares, (ii) International was the holder of 267,710 Shares, (iii) Ultra was the holder of 24,510 Shares and (iv) the Funds in the aggregate were the holder of 346,275 Shares and 18,763 Company Warrants. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 815,813 Shares, or 16.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the sixty days prior to October 2, 1998, there were no transactions in Shares, or securities convertible into or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

                  None.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            As of October 2, 1998


                                            /s/   Stephen    Feinberg
                                            _________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing member   of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).